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V6Z 1S4 CANADA
Telephone: (604) 689-1022
Facsimile: (604) 681-4760

CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604.648-1671
EMail Address	kmalik@wlmlaw.ca
Our File No.	1042-1

June 3, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Janice McGuirk

	Re:	Precise Strategy Acquisition Corp. 1 (the “Company”)
Registration Statement on Form 10
Filed April 29, 2010
File No. 0-53956

We are the solicitors for the Company. We refer to your letter of May 21, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form 10, filed April 29, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Item 5, Directors and Executive Officers, page 16

1.

 We note the disclosure that Ms. Liuping is involved in other business activities and that there may be a potential conflict between this business and other business interests. Please expand your discussion to provide more detail about those other businesses, such as whether any are “blank check” companies, and Ms. Liuping’s involvement.

Response: The Company has revised the disclosure to the Directors and Executive Officers section of its Amended Form 10 filed concurrently with this response as follows:

“From 1998 to 2009 Ms. Liuping was an account manager at Industrial Bank Co., Ltd., in Shenzhen China where she was responsible for a large number of client accounts and transactions. From 2009 to the present Ms. Liuping has been self employed as an investment consultant to various clients. She advises her clients on investments in various companies, in various industries throughout China, with no specific focus on any one industry. None of the companies Ms. Luiping is involved with are, or have been, our parent, subsidiary or affiliate and none of them are ‘blank check’ companies. Ms. Luiping’s experience in the financial industry led us to the conclusion that Ms. Luiping should act as our director.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

2.	Please disclose whether or not Ms. Liuping has prior experience with “blank check” companies and locating potential companies with which to engage in a reverse acquisition.

Response: Ms. Luiping does not have any prior experience with “blank check” companies and locating potential companies with which to engage in a reverse acquisition.

3.

If Ms. Liuping has prior experience with “blank check” companies, please detail this experience by providing in tabular format the names of the companies, dates of any combination transactions, names of the acquired parties, number of shares and/or amount of cash involved in the combination transactions, and any benefits, cash or shares, retained or given to Ms. Liuping.

Response: As Ms. Luiping does not have any prior experience with “blank check” companies, we have omitted adding this disclosure in the amended Form 10 filed concurrently with this response.

4.	If management has no prior experience, please consider adding another risk factor to address this.

Response: We have added the following risk factor to our amended Form 10 filed concurrently with this response:

“Our sole officer and director has never been associated with a blank check company, which could adversely affect our ability to successfully consummate a business combination and prevent us from becoming profitable.

Our sole officer and director has never been associated with a blank check company, and her lack of experience in operating a blank check company could adversely affect our ability to successfully consummate a business combination. Acquisitions, mergers or other strategic transactions involve the risk of exposure to successor liabilities related to the prior actions of a target company, or contingent liabilities incurred before such a strategic transaction. Due diligence conducted by our sole officer and director in connection with any acquisition and any contractual guarantees or indemnities that we receive from the sellers of acquired companies may not be sufficient to protect us from, or compensate us for, actual liabilities. As a result, our sole officer and director may not be able manage any business combination successfully, which could adversely affect our operations and financial performance and prevent us from becoming profitable.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

We look forward to the receipt of any further comments which you may have in regards to the Registration Statement on Form 10. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.